MEMORANDUM

The First Trust Combined Series 475

File No. 333-202195

The Prospectus and the Indenture filed with Amendment No. 1 of the Registration Statement on Form S-6 have been revised to reflect information regarding the execution of the Indenture and the deposit of Bonds on March 19, 2015 and to set forth certain statistical data based thereon. In addition, there are a number of other changes described below.

THE PROSPECTUS

Cover Page	The date of the Trust has been added.
Page 3	The following information for the Trust appears:
The initial number of Units of the Trust
Sales charge
The Public Offering Price per Unit on the opening of business on the Initial Date of Deposit
The Termination Date
Estimated net annual Unit income
The first and second distributions and record dates
The Estimated Long-Term returns and Estimated Current returns (if applicable) to Unit holders as of the opening of business on the Initial Date of Deposit
Essential information based on all distribution plans
Page 5	The Report of Independent Registered Public Accounting Firm has been completed.
Page 6	The Statement of Net Assets has been completed.
Pages 7-11	The Schedule of Investments has been completed.
Back Cover	The date of the Prospectus has been included.

The Trust Agreement and Standard Terms and Conditions of Trust

The Trust Agreement has been conformed to reflect the execution thereof.

CHAPMAN AND CUTLER LLP

March 19, 2015